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DataMirror’s Real-Time Integration Solutions Named to U.S. GSA Schedule

Public Sector Presented with Easy Access to DataMirror’s High Quality, Affordable Solutions

MARKHAM, CANADA – (October 5, 2004) – DataMirror® (Nasdaq: DMCX ; TSX: DMC ), a leading provider of real-time, secure data integration solutions, announced that the U.S. General Services Administration (GSA) has placed DataMirror’s software solutions on the Federal Supply Schedule (#GS-35F-0598P). The GSA Schedule allows federal and state agencies to purchase DataMirror products through a streamlined procurement process that meets strict criteria for quality and competitive pricing.

“By managing and monitoring sensitive information, federal agencies can protect citizen privacy, ensure the integrity of their IT infrastructures, as well as share information and collaborate with other agencies in a more timely and efficient manner—requirements that are of utmost importance when public safety is at stake,” says Nigel Stokes, CEO, DataMirror. “With our solid expertise in both government-related issues and commercial practices, federal customers can be assured that they are investing in proven, secure solutions that strengthen internal controls and support e-Government initiatives.”

The following is a partial listing of the DataMirror software solutions that are named to the GSA Schedule:

•   DataMirror Transformation Server®: real-time, multi-platform data integration

 •   DataMirror iReflect®for Oracle: data integration and protection for Oracle environments

 •   DataMirror LiveAudit®: data auditing for corporate and regulatory compliance

These DataMirror solutions provide government agencies with better shared intelligence, while also enabling compliance with the Patriot Act’s data security requirements. Furthermore, DataMirror solutions allow commercial customers to address the data compliance requirements set forth by regulations such as Sarbanes-Oxley, Basel II, 21 CFR Part 11, and HIPAA. To view other GSA-listed DataMirror products, visit https://www.gsaadvantage.gov – the official Federal source for government purchasing.

“Our appointment to the GSA Schedule presents significant business growth opportunities and extends the reach of our software solutions, allowing us to strengthen ties with federal and state agencies,” says Stokes. “We are committed to establishing long-term relationships with government organizations and are dedicated to helping them overcome their data management challenges and balance their IT budget. DataMirror solutions deliver a comprehensive, cost-effective suite of solutions that support government agencies’ real-time data integration, protection, and auditing needs.”

DataMirror solutions are in use at government organizations worldwide, including Colorado Judicial Branch, Lexington Police and Fire Department, Missouri Department of Corrections, North Dakota Supreme Court, Pennsylvania Civil Service Commission, SPAWAR, State of North Dakota, State of Oregon, The French Navy (SAMAN), and the United Nations (Bosnia).

For more information on DataMirror’s solutions for the federal market, visit http://www.datamirror.com/gsa

About General Services Administration (GSA)

GSA is a centralized federal procurement and property management agency created by the U.S. Congress to improve government efficiency and help federal agencies better serve the public. It acquires office space, equipment, telecommunications, Information Technology, supplies, and services on behalf of federal agencies. GSA, comprised of 13,000 associates, provides services and solutions for the office operations of over one million federal workers located in more than 8,000 government-owned and leased buildings in 2,000 U.S. communities. For more details, visit http://www.gsa.gov.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.